Exhibit 21

List of Subsidiaries

Subsidiary	Jurisdiction of Incorporation
Silver Opportunity Partners LLC	Delaware
Los Gatos Luxembourg S.àr.l.	Luxembourg
Minera Plata Real, S. de. R.L. de C.V.	Mexico